January 28, 2011
BY EDGAR AND OVERNIGHT MAIL
Ms. Barbara Jacobs
Ms. Maryse Mills-Apenteng
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	MedQuist Holdings Inc. (formerly CBaySystems Holdings Limited)
Registration Statement on Form S-4
Filed on December 2, 2010
File No. 333-170003
Dear Ms. Jacobs and Ms. Mills-Apenteng:
          This letter is submitted on behalf of MedQuist Holdings Inc. (formerly CBaySystems Holdings Limited) (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on December 2, 2010 (the “Registration Statement”). Such comments are set forth in the Staff’s letter, dated December 10, 2010 (the “Comment Letter”), to Robert Aquilina, President and Chief Executive Officer of the Company. The Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on the date hereof, which includes revisions to reflect responses to the Staff’s comments. The Company will separately deliver to you copies of Amendment No. 2, which will be marked to show changes from the preliminary prospectus contained in the Registration Statement.
          For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with the Company’s responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the preliminary prospectus contained in Amendment No. 2.

General
1.	We note your response to prior comment 4. Please include in your summary financial information the ratio or earnings to fixed charges and the pro forma ratio of earnings to fixed charges. See Items 1010(c)(4)and (b)(2) of Regulation M-A.

Response to Comment No. 1

In response to the Staff’s comment, the Company has amended the Summary section of the preliminary prospectus to include the ratio of earnings to fixed charges and the pro forma ratio of earnings to fixed charges required by Items 1010(c)(4) and (b)(2) of Regulation M-A. See page 20 and Exhibit No. 12.1.
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          The company respectfully believes that the proposed modifications to the Registration Statement and the supplemental information contained herein are responsive to the Staff’s comments. Please do not hesitate to call D. Rhett Brandon at 212-455-3615 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Very truly yours,
SIMPSON THACHER & BARTLETT LLP

cc:	MedQuist Holdings Inc.
Robert Aquilina

White & Case LLP
Colin Diamond